DD 12/2/14

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 01 2014
WASH, D.C.
201

SECURITIES
W

14042178

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49880

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/13 (MM/DD/YY) AND ENDING 9/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lieblong & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10825 Financial Centre Parkway, Suite 100
(No. and Street)

Little Rock	AR	72211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Ellen Williams 501 2192003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

400 W. Capitol Ave. Ste. 2500	Little Rock	AR	72203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TF 12/3/14

OATH OR AFFIRMATION

I, MaryEllen Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lieblong & Associates, Inc., as of September 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Key Colony Fund, L.P.

TARA BEEBE
MY COMMISSION # 12387792
EXPIRES: May 15, 2022
Pulaski County

Tara Beebe
Notary Public

MaryEllen Williams
Signature

VP/Chief Compliance Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIEBLONG & ASSOCIATES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2014

CONTENTS

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2014

ASSETS

Cash	$	17,709
Cash - Restricted		324,285
Commissions receivable		120,412
Prepaid taxes, net		1,540
Prepaid expenses		444
Deferred tax asset		2,410
Property and equipment, net		104,701
	$	571,501

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable - trade	$	10,615
Commissions and wages payable		60,639
Total liabilities		71,254
Stockholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding		100
Additional paid in capital		395,666
Retained earnings		104,481
Total stockholder's equity		500,247
	$	571,501

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2014

Revenues:	
Commissions	$ 2,450,453
Rebates from clearing broker	65,120
Interest	38,269
	2,553,842
Operating expenses:	
Employee compensation and benefits	2,009,861
Travel, meals and entertainment	207,647
Consulting fees	3,000
Clearing broker fees and computer rental	57,943
Office rent	58,000
Error account expense	18,257
Depreciation	11,861
Telephone	30,675
Regulatory fees	19,865
Office expense	22,963
Subscriptions	33,837
Insurance	7,419
Professional fees	16,550
Postage and shipping	7,484
Taxes, licenses and permits	3,437
Miscellaneous expenses	1,148
Contributions	1,200
Total operating expenses	2,511,147
Income before taxes	42,695
Income tax expense	11,007
Net income	$ 31,688

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF CHANGES IN RETAINED EARNINGS

YEAR ENDED SEPTEMBER 30, 2014

Balance - October 1, 2013	$	72,793
Net income		31,688
Balance - September 30, 2014	$	104,481

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2014

Cash flows from operating activities:	
Net income	$ 31,688
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	11,861
Deferred income tax	1,739
Changes in assets and liabilities:	
Commissions receivable	48,158
Related party receivable	1,275
Prepaid taxes, net	(44)
Prepaid expenses	4,336
Accounts payable – trade	(6,859)
Commissions and wages payable	7,644
Net cash provided by operating activities	99,798
Cash flows used in investing activities:	
Purchase of property and equipment	(12,254)
Net change in cash	87,544
Cash – October 1, 2013	254,450
Cash – September 30, 2014	$ 341,994

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Summary of significant accounting policies

Nature of operations

Lieblong & Associates, Inc. (the "Company"), is an introducing broker-dealer located in Arkansas, registered with the Securities and Exchange Commission, and a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal sources of revenues are from commissions and investment banking activities.

Revenue recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Concentrations of credit risk – cash

At September 30, 2014, based on the Bank's ending balance, the Company had cash balances that were $181,326 in excess of federally insured limits. The Company does not believe that it is subject to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Concentrations of credit risk – commissions

Approximately 37% of commissions were from one customer (a related party).

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements along with the revenues and expenses during the reporting period. Significant estimates include management's estimate of the valuation of deferred tax assets which is based on estimates of future taxable income. Actual results could differ from those estimates.

Depreciation

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

	Estimated useful life		
Vehicles	5	$	150,353
Furniture and equipment	5 - 7		210,018
Leasehold improvements	15		25,469
			385,840
Accumulated depreciation			(281,139)
Net property and equipment		$	104,701

Depreciation is determined by the accelerated methods. Depreciation expense was $11,861 in 2014.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Summary of significant accounting policies (continued)

Income taxes

Income taxes are accounted for by using an asset and liability approach. Deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial and income tax basis of assets and liabilities. Such assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

The Company will recognize accrued interest and penalties, if any, associated with any uncertain tax positions as part of operating expense. The past three years' federal and state income tax returns are subject to potential examination by taxing authorities.

Statement of cash flows

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash payments for income taxes totaled $8,250.

Subsequent events

The Company has evaluated all subsequent events for potential recognition and disclosure through November 24, 2014, the date these financial statements were available to be issued.

Note 2: Net capital requirements

The Company is a member of the Financial Industry Regulatory Authority (FINRA), and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (1500%), and that a minimum of $100,000 of net capital be maintained. At September 30, 2014, the Company's regulatory net capital was $384,666 and aggregate indebtedness was 18.52% of net capital.

Note 3: Exception for Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Note 4: Fair value

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. They also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Following are the three levels of inputs that may be used to measure fair value:

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 4: Fair value (continued)

Level 1: Quoted prices in active markets for identical assets or liabilities

Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs.

The Company's only financial asset is cash and it is measured using Level 1 inputs. At September 30, 2014, cash totaled $341,994. The Company did not have any financial liabilities required to be reported at fair value.

Note 5: Off-balance-sheet risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. The total cash restricted for use of collateral on September 30, 2014 is $324,285.

Note 6: Related party transactions

Included in commissions income are commissions received from Key Colony Fund, L.P. of approximately $909,348. The fund is related to the Company through common management.

Note 7: Income taxes

Income tax expense is composed of the following:

Current expense:		
Federal	$	8,870
State		398
		9,268
Deferred income tax expense:		
Federal		(461)
State		2,200
		1,739
Income tax expense	$	11,007

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 7: Income taxes (continued)

The effective income tax rate is different from the expected statutory federal rate primarily because of the graduated tax rates and nondeductible losses and expenses.

Deferred tax asset consist of the following:

Deferred tax assets:	
Reserves and accruals	$ 1,474
Charitable contributions carryover - state	936
Capital loss carryover - federal	42,936
	45,346
Valuation allowance	(42,936)
Net deferred tax asset	$ 2,410

The Company has a federal capital loss carryforward of approximately $286,000 which expires in 2015.

Note 8: Operating leases

The Company leases office space under a one year operating lease. Future minimum lease payments are $26,340. Rent expense, including office equipment, was $79,701 for 2014.

The Company leases an aircraft under an operating lease with Key Colony Management, LLC, a company related through common ownership. The lease expires on December 31, 2015 and calls for monthly minimum payments of $7,500 which covers the first 30 hours of use. Thereafter the rent is $3,000 per hour. Future minimum lease payments at September 30, 2014, are $112,500.

Aircraft rent expense was $91,500 for 2014 and is included in travel, meals and entertainment.

Note 9: Employee benefit plan

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) Plan which covers substantially all employees. The employer must match the employees' contributions up to 3% of each employee's compensation. The Company contributed $8,445 to the SIMPLE Plan.

SUPPLEMENTARY INFORMATION

LIEBLONG & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2014

Net capital:		
Total stockholder's equity		$ 500,247
Add liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		500,247
Less nonallowable assets and deductions:		
Property and equipment, less accumulated depreciation		104,701
Prepaid expenses, prepaid taxes, and deferred tax assets		4,394
Net capital before haircuts on securities positions		391,152
Haircuts on securities		(6,486)
Net capital		$ 384,666
Aggregate indebtedness, total liabilities exclusive of liabilities subordinated to claims of general creditors		$ 71,254
Computed net capital required (6.67% of aggregate indebtedness)		$ 4,753
Minimum net capital required		$ 100,000
Excess net capital ($384,666 - $100,000)		$ 284,666
Percentage of aggregate indebtedness to net capital	$ 71,254 / $ 384,666	18.52%

No material differences existed at September 30, 2014, therefore the Company was not required to include a reconciliation of net capital to the Form X-17A-5.

BKD LLP
CPAs & Advisors

400 W. Capitol Avenue, Suite 2500 // P.O. Box 3667 // Little Rock, AR 72203-3667
501.372.1040 // fax 501.372.1250 // bkd.com

Report of Independent Registered Public Accounting Firm

Mr. Alex Lieblong
Lieblong & Associates, Inc.
Little Rock, Arkansas

We have audited the accompanying financial statements of Lieblong & Associates, Inc. (the Company), which comprise the statement of financial condition as of September 30, 2014, and the related statements of income, changes in retained earnings and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the *Securities Exchange Act of 1934*, and the related notes to the financial statements. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audit also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lieblong & Associates, Inc. as of September 30, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The computation of net capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Lieblong & Associates, Inc.'s financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with auditing standards generally accepted in the United States of America. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP

Little Rock, Arkansas
November 24, 2014

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

BKD LLP
CPAs & Advisors

400 W. Capitol Avenue, Suite 2500 // P.O. Box 3667 // Little Rock, AR 72203-3667
501.372.1040 // fax 501.372.1250 // **bkd.com**

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Mr. Alex Lieblong
Lieblong & Associates, Inc.
Little Rock, Arkansas

In accordance with Rule 17a-5(e)(4) under *the Securities Exchange Act of 1934*, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation [Form SIPC-7]) to the Securities Investor Protection Corporation (SIPC) for the period from October 1, 2013 to September 30, 2014, which were agreed to by Lieblong & Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Lieblong & Associates, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Lieblong & Associates, Inc.'s management is responsible for Lieblong & Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2014, noting no differences.

3. Noted no adjustments to be reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the listing of assessment payments noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

BKD, LLP

Little Rock, Arkansas
November 24, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended September 30, 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-049880 FINRA SEP 6/16/1997
LIEBLONG & ASSOCIATES INC
10825 FINANCIAL CENTRE PKWY STE 100
LITTLE ROCK, AR 72211

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Mary Ellen Williams
5012192003

2. A.	General Assessment (item 2e from page 2)	$ 3645
B.	Less payment made with SIPC-6 filed (exclude interest)	(2163)
	Date Paid	
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	1482
E.	Interest computed on late payment (see instruction E) for ___ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1482
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 1482	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lieblong & Associates, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VP/Chief Compliance Officer
(Title)

Dated the 13th day of November, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1, 2013 and ending 9/30, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,553,841
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,054,931
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	36,242
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	4608
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	Ø
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,095,781
2d. SIPC Net Operating Revenues	$ 1,458,060
2e. General Assessment @ .0025	$ 3,645
	(to page 1, line 2.A.)

BKD LLP
CPAs & Advisors
400 W. Capitol Avenue, Suite 2500 // P.O. Box 3667 // Little Rock, AR 72203-3667
501.372.1040 // fax 501.372.1250 // bkd.com

Report of Independent Registered Public Accounting Firm on the Exemption to Rule 15c3-3 under Provision 15c3-3(k)(2)(ii)

Mr. Alex Lieblong
Lieblong & Associates, Inc.
Little Rock, Arkansas

We have reviewed management's statements, included in the accompanying *Rule 15c3-3 Exemption Report*, in which (1) Lieblong & Associates, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Lieblong & Associates, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Lieblong & Associates, Inc. stated that Lieblong & Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Lieblong & Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board and, accordingly, included inquiries and other required procedures to obtain evidence about Lieblong & Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the *Securities Exchange Act of 1934*.

BKD, LLP

Little Rock, Arkansas
November 24, 2014

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS